Exhibit 18

May 30, 2007

THQ Inc.

29903 Agoura Road

Agoura Hills, CA 91301

Dear Sirs:

We have audited the financial statements of THQ Inc. as of March 31, 2007 and 2006, and for each of the three years in the period ended March 31, 2007, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated May 30, 2007, which expresses an unqualified opinion.  Note 1 to such financial statements contains a description of your adoption during the year ended March 31, 2007 of a change in the date of the annual impairment test of goodwill from June 30th to the first day of the fourth fiscal quarter.  In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

DELOITTE & TOUCHE LLP